Exhibit 99.1

Corporación América Airports S.A. Reports June 2023 Passenger Traffic

Total passenger traffic up 32.4% YoY surpassing pre-pandemic levels, for the first time Armenia, Ecuador, Argentina and Brazil above June 2019 levels; Aircraft movements above June 2019

LUXEMBOURG--(BUSINESS WIRE)--July 17, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 32.4% year-on-year (YoY) increase in passenger traffic in June 2023, surpassing pre-pandemic levels of June 2019 by 2.6% for the first time.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Jun'23	Jun'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,812	2,882	32.3%	21,679	17,276	25.5%
International Passengers (thousands)	2,371	1,863	27.2%	13,065	8,737	49.5%
Transit Passengers (thousands)	609	385	58.3%	3,482	2,564	35.8%
Total Passengers (thousands)	6,792	5,130	32.4%	38,226	28,577	33.8%
Cargo Volume (thousand tons)	29.3	27.4	6.7%	175.9	168.9	4.2%
Total Aircraft Movements (thousands)	73.0	61.4	18.8%	414.7	337.6	22.8%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Jun'23	Jun'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,812	3,658	4.2%	21,679	22,704	-4.5%
International Passengers (thousands)	2,371	2,355	0.7%	13,065	13,747	-5.0%
Transit Passengers (thousands)	609	610	-0.1%	3,482	4,125	-15.6%
Total Passengers (thousands)	6,792	6,623	2.6%	38,226	40,577	-5.8%
Cargo Volume (thousand tons)	29.3	33.0	-11.2%	175.9	210.7	-16.5%
Total Aircraft Movements (thousands)	73.0	67.9	7.5%	414.7	419.6	-1.2%

(1) Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2) Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 32.4% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 102.6% of June 2019 levels, up from 97.9% posted in May, with international and domestic passenger traffic surpassing pre-pandemic levels of June 2019 by 0.7% and 4.2%, respectively.

In Argentina, total passenger traffic continued to recover increasing 36.6% YoY and surpassing pre-pandemic volumes, by 5.9%. International passenger traffic reached 83.1% of pre-pandemic levels, up from the 81.5% recorded in May, while domestic passenger traffic surpassed June 2019 pre-pandemic levels by 15.6%. On April 14, the Company inaugurated a state of the art new departures terminal at Ezeiza Airport, with capacity to serve up to 30 million passengers per year.

In Italy, passenger traffic grew 9.7% versus the same month of 2022. When compared to pre-pandemic levels, total traffic stood at 98.3% of June 2019, slightly up from 97.9% in May. International passenger traffic, which accounted for almost 80% of total traffic, reached 95.7% of June 2019 levels, whereas domestic passenger traffic surpassed pre-pandemic levels by 8.7%.

In Brazil, total passenger traffic increased 32.0% YoY and surpassed, for the first time, pre-pandemic volumes by 2.6%. Domestic traffic, which accounted for almost two thirds of total traffic, surpassed pre-pandemic levels by 6.8%, whereas transit passengers reached 95.1% of June 2019 levels, up from 86.4% in May.

In Uruguay, total passenger traffic, which is largely international, increased 29.1% YoY and reached 85.1% of June 2019 levels, slightly up from 84.4% in May.

In Ecuador, passenger traffic increased 23.4% YoY and surpassed pre-pandemic volumes by 10.1%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 16.8% and 3.4%, respectively.

In Armenia, passenger traffic increased by 63.7% YoY and surpassed the pre-pandemic levels of June 2019 by 82.4%, thus sustaining a solid recovery trend.

Cargo Volume and Aircraft Movements

Cargo volume increased 6.7% YoY to 88.8% of June 2019 levels, or 89.8% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Uruguay and Italy were above pre-pandemic levels, whereas Argentina stood at 88.6%, Brazil at 71.7%, and Ecuador at 68.1%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 18.8% YoY and exceeded pre-pandemic levels by 7.5%, or by 12.0% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Ecuador, exceeded June 2019 pre-pandemic levels. Aircraft movements in Ecuador stood at 99.6%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	Jun'23	Jun'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,506	2,567	36.6%	20,531	14,734	39.3%
Italy	824	751	9.7%	3,610	2,795	29.1%
Brazil	1,415	1,072	32.0%	8,372	7,115	17.7%
Uruguay	135	104	29.1%	930	648	43.5%
Ecuador	398	322	23.4%	2,385	1,929	23.6%
Armenia	514	314	63.7%	2,399	1,355	77.0%
TOTAL	6,792	5,130	32.4%	38,226	28,577	33.8%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	15,072	14,643	2.9%	90,687	90,320	0.4%
Italy	1,163	1,320	-11.9%	6,735	7,598	-11.4%
Brazil	5,450	4,567	19.3%	31,534	28,182	11.9%
Uruguay(2)	2,834	2,514	12.7%	15,950	17,041	-6.4%
Ecuador	2,229	2,734	-18.5%	15,934	17,654	-9.7%
Armenia	2,525	1,666	51.6%	15,101	8,078	86.9%
TOTAL	29,273	27,444	6.7%	175,941	168,874	4.2%
Aircraft Movements
Argentina	37,928	30,640	23.8%	223,141	174,724	27.7%
Italy	8,265	7,607	8.6%	35,042	30,406	15.2%
Brazil	13,965	11,240	24.2%	79,654	67,169	18.6%
Uruguay	2,249	1,940	15.9%	16,557	13,855	19.5%
Ecuador	6,518	6,787	-4.0%	39,677	38,118	4.1%
Armenia	4,062	3,206	26.7%	20,647	13,320	55.0%
TOTAL	72,987	61,420	18.8%	414,718	337,592	22.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	Jun'23	Jun'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,506	3,312	5.9%	20,531	21,221	-3.2%
Italy	824	839	-1.7%	3,610	3,779	-4.5%
Brazil	1,415	1,380	2.6%	8,372	9,254	-9.5%
Uruguay	135	158	-14.9%	930	1,142	-18.6%
Ecuador	398	361	10.1%	2,385	2,231	6.9%
Armenia	514	282	82.4%	2,399	1,321	81.6%
Peru		292	-	-	1,631	-
TOTAL	6,792	6,623	2.6%	38,226	40,577	-5.8%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	15,072	17,020	-11.4%	90,687	110,842	-18.2%
Italy	1,163	1,042	11.5%	6,735	6,508	3.5%
Brazil	5,450	7,605	-28.3%	31,534	47,380	-33.4%
Uruguay(2)	2,834	2,105	34.6%	15,950	14,163	12.6%
Ecuador	2,229	3,275	-31.9%	15,934	21,150	-24.7%
Armenia	2,525	1,540	64.0%	15,101	8,294	82.1%
Peru	-	376	-	-	2,362	-
TOTAL	29,273	32,963	-11.2%	175,941	210,699	-16.5%

Aircraft Movements
Argentina	37,928	34,291	10.6%	223,141	221,927	0.5%
Italy	8,265	8,080	2.3%	35,042	36,596	-4.2%
Brazil	13,965	11,945	16.9%	79,654	78,375	1.6%
Uruguay	2,249	1,937	16.1%	16,557	15,851	4.5%
Ecuador	6,518	6,544	-0.4%	39,677	40,940	-3.1%
Armenia	4,062	2,361	72.0%	20,647	11,375	81.5%
Peru	-	2,708	-	-	14,535	-
TOTAL	72,987	67,866	7.5%	414,718	419,599	-1.2%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716